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SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 26 2004

DIVISION OF MARKET REGULATION

04014614

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-20564~~ 8-25064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAYMOND C. FORBES & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

PROCESSED
JAN 14 2005
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRIC M. OBSBAUM 212-509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN , GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIE - REGINA FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAYMOND C. FORBES & CO., INC., as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2006

Signature

VICE PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY

REPORT ON CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2004

RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Raymond C. Forbes & Co., Inc.:

We have audited the consolidated statement of financial condition of Raymond C. Forbes & Co., Inc. and Subsidiary (the "Company") as of September 30, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Raymond C. Forbes & Co., Inc. and Subsidiary as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

November 12, 2004

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$	359,572
Receivable from clearing brokers		77,665
Receivable from brokers and dealers, less allowance for doubtful accounts of $10,370		284,987
Other assets		157,205
Total assets	$	879,429

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	275,732
Payable to affiliate		4,500
Due to brokers		19,852
Total liabilities		300,084
Subordinated borrowings		150,000
Stockholders' equity:		
Common stock, no par value; authorized 200 shares, 101.455 shares issued and outstanding		275,000
Retained earnings		154,345
Total stockholders' equity		429,345
Total liabilities and stockholders' equity	$	879,429

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. ("Forbes") is a broker-dealer registered with the Securities and Exchange Commission (The "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE"). The Company operates on the floor of the NYSE and is exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

Raymond C. Forbes & Co., Inc. formed HYY Forbes, LLC ("HYY") during September 2003, and owns 100% of this subsidiary. HYY is registered as a broker-dealer with the SEC. It is also a member of NYSE and conducts business on the NYSE floor.

During October 2003, HYY and Harvey Young Yurman, Inc. entered into a purchase and sale agreement. Harvey Young Yurman, Inc. agreed to sell its floor brokerage operations on the NYSE to HYY for a purchase price that will be determined based on agreed upon percentages applied to HYY's earnings over a five-year period. During the fiscal year ended September 30, 2004, goodwill incurred by HYY in connection with this purchase amounted to $12,708, which is included in other assets.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Raymond C. Forbes & Co., Inc. and its wholly owned subsidiary HYY Forbes, LLC (collectively "the Company). All material intercompany accounts are eliminated.

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission revenue and related expenses are recorded on a trade-basis as securities transactions occur.

Cash and cash equivalents include cash in bank accounts and deposits in money market funds with maturities of three months or less.

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a purchase business combination are recorded as goodwill. As more fully described in Note 1, the Company incurred a net amount of $12,708 for the acquisition of its subsidiary.

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes which are reflected in the financial statements. For tax purposes, the subsidiary is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities and items of income, deduction and credit of HYY are treated as those of Raymond C. Forbes & Co., Inc.

NOTE 2 - CONTINUED

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customers transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customers' transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year, the Company reimbursed one related party for the lease expense associated with the use of a NYSE membership seat.

As more fully described in Note 8, Raymond C. Forbes & Co., Inc. converted $150,000 of its obligation to a related party into a subordinated borrowing.

NOTE 5 - PENSION AND PROFIT-SHARING PLAN

The Company participated in a profit-sharing plan (the "plan") with a related party. The plan covers all employees over the age of 21 having at least one year of service. Contributions to the plans are based on the wages of eligible employees up to $200,000. The plan is on a fiscal year, September 1 to August 31. Contributions to the plans are determined each year by the Board of Directors, up to fifteen percent of eligible compensation. For the plan year ended August 31, 2004, the Company made no contributions to the plan.

NOTE 6 - NET CAPITAL REQUIREMENT OF RAYMOND C. FORBES & CO., INC.

As registered broker-dealers Forbes and HYY are separately subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires that Forbes maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregated indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness changed from day to day. As of September 30, 2004, Forbes had net capital of approximately $263,000, which exceeded its requirements of $17,000 by $246,000.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 8 - SUBORDINATED BORROWINGS

On October 1, 2003, Raymond C. Forbes & Co., Inc. converted $150,000 of its obligation to a related party into a subordinated borrowing. The subordinated borrowing has been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC's net capital rule. The note bears interest of 6% per annum.